Filed by: FACT II Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Precision Aerospace & Defense Group, Inc.

FACT II Acquisition Corp.

Commission File Number: 001-42421

Date: June 5, 2026

The following press release was made available on June 5, 2026.

Precision Aerospace & Defense Group Announces Letter of Intent with Leader in Communications, Security and Surveillance Integration Solutions

Proposed Strategic Acquisition Represents a Major Industry Expansion as Company Advances Toward Public Listing

Overland Park, KS, June 5, 2026 -- Precision Aerospace & Defense Group, Inc. (“PAD” or the “Company”), a high-growth aerospace and defense engineering and manufacturing company, today announced its entry into a non-binding Letter of Intent to acquire a leading provider of telecommunications equipment, surveillance systems, and structural steel fabrication defense applications (“Target”). The announcement follows the Company’s previously disclosed proposed business combination with FACT II Acquisition Corp. (“FACT”) (NASDAQ: FACT), a special purpose acquisition company.

PAD’s growth strategy combines organic growth with a disciplined buy-and-build approach focused on acquiring established aerospace and defense businesses with proven operating performance, long-standing customer relationships and differentiated capabilities. The Company targets acquisitions that complement its existing platform of engineering, precision manufacturing, and testing capabilities, with the objective of driving value creation through strategic alignment and operational synergies. If the acquisition is consummated, PAD expects Target to bolster its financial performance, bringing an additional estimated $12.0 million and $3.8 million of projected revenue and EBITDA, respectively, for the calendar year ended December 31, 2026.

“Today’s announcement underscores our ability to execute on the M&A pipeline we have previously outlined alongside our organic and synergistic growth path,” said Brent Borden, CEO of PAD. “This represents the first of two planned 2026 strategic acquisitions intended to meaningfully expand PAD’s service offerings and addressable markets. We expect that Target’s established business of integrated communications, surveillance and security solutions, combined with PAD’s existing platform of engineering, manufacturing, and sustainment services will broaden our ability to support critical defense and government agency programs. We believe that this acquisition, if consummated, will deliver significant value for our customers through expanded capabilities, increased capacity, and a strengthened foundation for continuous innovation across the PAD platform.”

Business Update Call

PAD will host a business update call on Wednesday, June 10, 2026 at 4:15 p.m. ET to provide an update on the business and outlook for the full year 2026.

●	To access the live call, please use the following dial-in information: 1-877-451-6152 or 1-201-389-0879.

●	A live webcast of the call will be available on PAD’s website under “Investors”. A replay of the webcast will be made available following the conclusion of the event.

About Precision Aerospace & Defense Group, Inc.

Precision Aerospace & Defense Group, Inc. is an integrated engineering and manufacturing solutions provider specializing in high-precision components, advanced testing solutions, and sustainment services for the aerospace, defense, and space sectors. PAD’s family of businesses provides capabilities spanning advanced engineering design, reverse engineering and modernization of legacy systems, precision manufacturing and assembly, and non-destructive testing and inspection. PAD serves end markets including military aerospace (encompassing both sustainment of legacy aircraft and development of next-generation systems), commercial aviation, space launch and satellite infrastructure, and adjacent defense applications. PAD operates multiple AS9100-certified and ITAR-registered facilities across the United States, strategically located near major aerospace hubs and military installations. Founded in 2016 and headquartered in Overland Park, Kansas, PAD has scaled rapidly through a combination of organic growth and strategic acquisitions, building a blue-chip customer base that includes Primes, leading OEMs, tier 1 suppliers, and the U.S. Department of War. PAD’s mission is to deliver mission-critical solutions with uncompromising quality and reliability, enabling its customers to perform in the most demanding operational environments.

Additional Information and Where to Find It

This press release relates to the proposed business combination between PAD and FACT. FACT and PAD have filed a registration statement on Form S-4, as amended by Amendment Nos. 1 and 2 (collectively, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed business combination, which includes a preliminary proxy statement for the solicitation of FACT shareholder approval and a preliminary prospectus for the offer and sale of FACT securities in the proposed business combination, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed business combination. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF FACT AND PAD ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement, prospectus and other documents containing important information about FACT and PAD as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

FACT, PAD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FACT’s shareholders in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are contained in the Registration Statement, which includes the preliminary proxy statement/prospectus pertaining to the proposed business combination, available at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of applicable U.S. securities laws.  Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to: the expected impact of the acquisition of Target on PAD, including PAD’s financial performance and expanded ability to support critical defense and government agency programs; Target’s projected revenues and EBITDA for the year ended December 31, 2026; the potential expansion of PAD’s service offerings and addressable markets upon the consummation of the acquisition of Target; the potential for PAD, upon consummation of the acquisition of Target, to deliver significant value for its customers through expanded capabilities, increased capacity, and a strengthened foundation for continuous innovation across the PAD platform; and the potential for PAD to consummate an additional strategic acquisition in 2026. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of PAD’s and FACT’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of PAD.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause PAD’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that PAD and Target are pursuing an emerging technology, face significant technical challenges and may not achieve commercialization or market acceptance; PAD’s limited operating history; PAD’s expectations regarding the timing of the closing of the acquisition of Target and Target’s performance, including expected backlog, if such acquisition is successfully consummated; PAD’s use and reporting of business and operational metrics; PAD’s competitive landscape; PAD’s dependence on members of its senior management and its ability to attract and retain qualified personnel; PAD’s concentration of revenue in contracts with government or state-funded entities; PAD’s ability to manage growth; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; changes in market, financial, political, and legal conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any statements or enforcements) that could adversely affect PAD or the expected benefits of the proposed acquisition of Target; the risk that the approval of PAD’s shareholders, if required, or any other condition to the closing of the proposed acquisition of Target is not obtained; failure to realize the anticipated benefits of the proposed acquisition of Target; risks relating to any legal proceedings that may be instituted against PAD or Target in connection with the proposed acquisition of Target; risks relating to the uncertainty of the projected financial information with respect to Target; global economic and political conditions; and those risks with respect to acquisitions, mergers, business combinations, joint ventures and/or similar transactions by PAD discussed in the Registration Statement.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of documents filed by FACT from time to time with the SEC, including the Registration Statement, when available. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements are not guarantees of future performance, and readers are cautioned not to place undue reliance on them. All forward-looking statements speak only as of the date of this press release. Neither PAD nor FACT undertakes any obligation to update or revise any forward-looking statements to reflect events, developments, or circumstances after the date hereof, except as required by applicable law.

Contacts

Precision Aerospace & Defense Group, Inc.:

Email: ir@padgrp.com

About FACT II Acquisition Corp.

FACT II Acquisition Corp. is a special purpose acquisition company formed in 2024 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Headquartered in New York, New York, FACT is led by Chief Executive Officer Adam Gishen, who, alongside FACT’s leadership team, has decades of experience in global finance, investor relations, and capital markets. In November 2024, FACT raised $175 million in gross proceeds in its initial public offering. FACT’s strategy is to identify opportunities where a combination of capital, talent and network will improve the customer experience and drive value for all stakeholders, which focuses on leveraging FACT’s management team to improve profitability and demonstrate growth across mature and emerging markets. FACT’s units, Class A ordinary shares, and warrants are listed on the Nasdaq Global Market (NASDAQ: FACTU, FACT, FACTW).

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